Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

23 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back within 10/12 limit
2	Date Appendix 3C was given to ASX	2 March 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	72,048	36,024
4	Total consideration paid or payable for the shares	$1,103,483.57	$553,130.51

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $15.38 date: 17 March 2006 lowest price paid: $15.20 date: 17 March 2006	highest price paid: $15.37 lowest price paid: $15.30 highest price allowed under rule 7.33: $16.02

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....22 March 2006...........
(~~Director~~/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Tabcorp Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market buy-back within 10/12 limit

Details of all shares bought back

2	Number of shares bought back	108,072
3	Total consideration paid or payable for the shares	$1,656,614.08
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $15.38 date: 17 March 2006 lowest price: $15.20 date: 17 March 2006

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....22 March 2006............
(~~Director~~/Company secretary)

Print name: Kerry Willcock

== == == == ==

+ See chapter 19 for defined terms.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

23 March 2006

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

DIVIDEND REINVESTMENT PLAN

Tabcorp Holdings Limited (***company***) announces that participants in the company's Dividend Reinvestment Plan (***DRP***) will be allocated ordinary shares in the company (***shares***) at a price of $15.17 per share on the dividend payment date, which is 10 April 2006.

In accordance with Tabcorp's DRP Rules, this price represents the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all company shares sold in the ordinary course of trading on the Australian Stock Exchange Limited automated trading system from 8 March 2006 to 21 March 2006 inclusive, being the ten trading day period starting on (and including) the second business day after the record date in respect of the interim dividend and ending on (and including) the eleventh business day after that record date.

Information relating to the company's DRP is available on Tabcorp's website under the Investor Centre at **www.tabcorp.com.au**.